UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

Avistar Communications Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 per share
(Title of Class of Securities)

05379X208
(CUSIP Number of Class of Securities Underlying Options)

Elias MurrayMetzger
Chief Financial Officer,
Chief Administrative Officer and Corporate Secretary
Avistar Communications Corporation
875 S. Grant Street, 10th Floor
San Mateo, California 94402
(650) 525-3300
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Robert P. Latta
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
(650) 493-9300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*
*A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable. Filing party: Not applicable. Date filed: Not applicable.

☒Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
o going-private transaction subject to Rule 13e-3.
o amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made prior to the commencement of an anticipated tender offer to allow employees of Avistar Communications Corporation (the “Company”) to exchange certain of their outstanding stock options for new stock options.

Attached is the definitive proxy statement filed on April 30, 2010 with the Securities and Exchange Commission, relating to the Company’s 2010 Annual Meeting of Stockholders to be held on Thursday, June 10, 2010, which contains a proposal submitted to the Company’s stockholders to approve a one-time stock option exchange program for the Company’s eligible employees (the “Exchange Program”).  The definitive proxy statement is attached hereto as Exhibit 99.1.

The Exchange Program described in the definitive proxy statement has not commenced yet although it will commence prior to the 2010 Annual Meeting of Stockholders.  Nevertheless, it will not close unless the requisite stockholder approval is obtained at the Company’s 2010 Annual Meeting of Stockholders.  Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Exchange Program.  The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission upon the commencement of the Exchange Program.  Persons who may be eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Exchange Program.  The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.  The Company will also be able to provide hard copies of the tender offer materials upon request to the Corporate Secretary of the Company.

Item 12. Exhibits.

Exhibit Number	Description
99.1	Definitive Proxy Statement for the 2010 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission on April 30, 2010